

22004789

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

SEC FILE NUMBER
8-053586

FILING FOR THE PERIOD BEGINNING __01/01/21__ AND ENDING __12/31/21__
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Saints Advisors LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

205 Madison St
(No. and Street)

Denver   **CO**   **80206**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kenneth Sawyer   **(415) 425-0717**   **ken@saintscapital.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Alvarez & Associates, Inc.
(Name – if individual, state last, first, and middle name)

9221 Corbin Avenue, Suite 165 **Northridge**   **California** **91324**
(Address)   (City)   (State)   (Zip Code)

10/16/2018   **6517**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __KENNETH SAWYER_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __SAINTS ADVISORS LLC_____, as of __December 31_____, 2_021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notarized online using audio-video communication

02/14/2022

ℑℎℯℓ𝒷𝒾𝒻𝒶𝓁𝒸𝑜𝓃 Notary Public, State of Texas
Notary Public
State of: Texas County of: Waller

Signature: _Kenneth Sawyer_

Title:
CEO

Shelbi Falcon
ID NUMBER
133202461
COMMISSION EXPIRES
July 6, 2025

This filing contains (check all applicable boxes):**
- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☑ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☑ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☑ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☑ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☑ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☑ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Saints Advisors LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Saints Advisors LLC (the "Company") as of December 31, 2021, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 9, 2022

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle






Saints Advisors LLC
Statement of Financial Condition
December 31, 2021

Assets

Cash	$	8,511
Automobile, net		53,392
Prepaid expenses		776
Total assets	$	62,679

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$	325
Total liabilities		325

Member's equity

Member's equity		62,354
Total member's equity		62,354
Total liabilities and member's equity	$	62,679

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Transaction fees, net of $19,372 in reimbursements	$	-
Interest income		3
Total revenues		3
Expenses		
Depreciation		30,510
Insurance		2,745
Professional fees		10,673
Other		8,320
Total expenses		52,248
Net loss before income tax provision		(52,245)
Income tax provision		-
Net loss	$	(52,245)

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2021

	Member's Equity
Balance at December 31, 2020	$ 91,599
Capital Contribution	23,000
Net loss	(52,245)
Balance at December 31, 2021	$ 62,354

The accompanying notes are an integral part of these financial statements.

Saints Advisors LLC
Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flow from operating activities:

Net loss		$ (52,245)
Adjustments to reconcile net loss to net		
cash provided by (used in) operating activities:		
Depreciation expense	$ 30,510	
(Increase) decrease in assets:		
Prepaid expenses	648	
Increase (decrease) in liabilities:		
Accounts payable	42	
Total adjustments		31,200
Net cash provided by (used in) operating activities		(21,045)
Net cash provided by (used in) financing activities		
Capital contributions		23,000
Net increase in cash		1,955
Cash at beginning of year		6,556
Cash at end of year		$ 8,511

Supplemental disclosure of cash flow information:
Cash paid during the year for:

Income taxes	$	-
Interest	$	-

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Saints Advisors LLC (the "Company") was organized on May 26, 2000. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is an investment banking advisory firm, providing a range of merger and acquisition solutions, corporate development and other advisory services to private companies and investment funds in the technology industry.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company receives fees for services performed in accordance with its engagement contracts. These fees are recognized as it completes the performance obligations stated in the contracts The Company also receives transaction success fees, which are recognized when the underlying transaction is completed, the Company has no further obligations and collection is reasonably assured.

Automobile is stated at cost. Repairs and maintenance to this asset are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has incurred net losses for the past seven years, which may continue. If so, the Company is reliant upon its Member for capital contributions in order to continue as a going concern. The Member has the available financial resources and has committed to fund the Company's continued operations as needed.

Note 2: AUTOMOBILE, NET

Automobile is stated at cost net of accumulated depreciation. Automobile was recorded at acquisition cost. Depreciation is calculated using the straight-line method over the estimated useful life of the asset. Automobile is presented on the balance sheet net of accumulated depreciation and summarized by major classification as follows:

		Useful Life
Automobile	$ 91,529	3 Years
Less: accumulated depreciation	(38,137)	
Automobile, net	$ 53,392	

Depreciation expense for the year ended December 31, 2021 was $ 30,510.

Note 3: RELATED PARTY TRANSACTIONS

The Company and an affiliate, Saints Capital Services, LLC, share personnel and administrative expenses. All costs incurred for such shared expenses are paid by the affiliate and reimbursed by the Company in accordance with an expense sharing agreement. These expenses are included in the Statement of Operations. For the year ended December 31, 2021, the Company paid $1,248 under this agreement.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

In 2021, the Company received an aggregate of $19,372 of transaction fees from transactions involving Saints Ventures II, L.P. These transaction fees were reimbursed by the Company to Saints Ventures II, L.P., which is an affiliate; as the Member of the Company is also a Managing Member of the General Partner of Saints Ventures II, L.P.

Note 4: SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transaction which took place that would have a material impact on its financial statements.

Note 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2021, the Company had net capital of $8,186 which was $3,186 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.04 to 1, which is less than the 15 to 1 maximum allowed.

Note 6: COMMITMENTS CONTINGENCIES AND GUARANTEES

As of December 31, 2021, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

The Company has issued no guarantees at December 31, 2021, or during the year ended.

Note 7: RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodies in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2021, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

Note 8: RISK FACTORS

The ongoing novel coronavirus has caused disruptions in the U.S. and global economies. The estimates and assumptions underlying these financial statements are based on the information available as of the date of issuance of these financial statements, including judgments about the financial markets and economic conditions which may change over time.

Saints Advisors LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2021

Computation of net capital

Total equity			$	62,354
Less: Non-allowable assets				
Prepaid expenses and Automobile, net				(54,168)
Net capital before adjustments				8,186
Adjustments & undue concentration				-
Net capital				8,186

Computation of net capital requirements

Minimum net capital requirements				
6 2/3 percent of net aggregate indebtedness	$	22		
Minimum dollar net capital required		5,000		
Net capital required (greater of above)				(5,000)
Excess net capital			$	3,186

Ratio of aggregate indebtedness to net capital   0.04:1

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's most recently filed unaudited Form X-17A-5 Part IIA report dated December 31, 2021.

See report of independent registered public accounting firm

Saints Advisors LLC
Schedule II - Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for Brokers and
Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2021

The computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company. The Company is not subject to the provisions of Rule 15c3-3 as the Company does not and the Company anticipates that it will not, hold customer funds or securities, and that its business activities are and will remain as private placements and due diligence fees. Accordingly, there are no items to report under the requirements of this Rule.

See report of independent registered public accounting firm

Saints Advisors, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2021



ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and Member of Saints Advisors, LLC :

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which Saints Advisors, LLC claimed: it is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3). Saints Advisors, LLC did not identify any exceptions with their exempt status throughout the year ended December 31, 2021 Saints Advisors, LLC's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Saints Advisors, LLC's compliance. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the business activities of Saints Advisors, LLC.

Alvarez & Associates, Inc.

Northridge, California
February 9, 2022

 

Assertions Regarding Exemption Provisions

We, as members of management of Saints Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements and M&A services. As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Due to the Company's business activities, the Company is not subject to the custody and reserve provisions of Rule 15c3-3.

The Company did not identify any exceptions to the above throughout the year ending December 31, 2021.

Saints Advisors, LLC

By: Kenneth Sawyer, CEO